  

12010867

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

<u>SEC FILE</u>
8-48938

REPORT FOR THE PERIOD BEGINNING _____ 01/01/11 _____ AND ENDING _____ 12/31/11 _____
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: J. ALDEN ASSOCIATES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

261 Old York Road , Suite 837
(No. and Street)

Jenkintown   PA   19046
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter A. Engelbach   215-572-8700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Klein, David E.
(Name – if individual, state last, first, middle name)

3993 Huntingdon Pike, Suite 201 Huntingdon Valley   PA   19027
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public
accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section
240.17a-5(e)(2)



OATH OR AFFIRMATION

I, <u>Peter A. Engelbach </u>swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of <u>J. Alden Associates, Inc.</u>, as of <u>December 31, 2011</u>, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____
Signature

President
Title

_____
Notary Public

This report **contains (check all applicable boxes):

- [x] (a) Facing Page
- [x] (b) Statement of Financial Condition
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Members' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Gneral Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SJPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditors' Report on internal accounting control required by SEC Rule 17a-5.
- [x] (p) Independent Auditors' Report on internal accounting control required by SEC Rule 17a-5.

**For conditions of confidential treatment of certain portions of this filing, see section 240. 17a-5(e)(3).

David E. Klein

Certified Public Accountant

MEMBER OF THE AMERICAN AND PENNSYLVANIA
INSTITUTES OF CERTIFIED PUBLIC ACCOUNTANTS

3993 Huntingdon Pike, Suite 201
Huntingdon Valley, Pennsylvania 19006-1931
(215) 947-5474
Fax (215) 947-9706
E-mail: DAVIDKLEINCPA@GMAIL.COM

Independent Auditor's Report

February 10, 2012

J. Alden Associates, Inc.
261 Old York Road, Suite 837
Jenkintown, PA 19046

Board of Directors

We have audited the accompanying statement of financial condition of J. Alden Associates, Inc., (an S corporation), as of December 31, 2011, and the related statements of income and comprehensive income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of J. Alden Associates, Inc. as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in Schedules I, II, III, and IV required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Respectfully submitted

David E. Klein

David E. Klein
Certified Public Accountant

- 1 -

David E. Klein

Certified Public Accountant

MEMBER OF THE AMERICAN AND PENNSYLVANIA
INSTITUTES OF CERTIFIED PUBLIC ACCOUNTANTS

3993 Huntingdon Pike, Suite 201
Huntingdon Valley, Pennsylvania 19006-1931
(215) 947-5474
Fax (215) 947-9706
E-mail: DAVIDKLEINCPA@GMAIL.COM

Independent Auditor's Report on Internal Control Structure
Required by SEC Rule 17a-5

February 10, 2012

J. Alden Associates, Inc.
261 Old York Road, Suite 837
Jenkintown, PA 19046

Board of Directors

In planning and performing our audit of the financial statements and supplementary schedules of J. Alden Associates, Inc. (the Company) for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

   1. Making quarterly securities examinations, counts verifications, and comparisons and recordation of differences required by rule 17a-13.

   2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

- 2 -

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a significant deficiency, or combination of significant deficiencies, in internal control such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Respectfully submitted

David E. Klein

David E. Klein
Certified Public Accountant

J. ALDEN ASSOCIATES, INC.
(AN S CORPORATION)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011

ASSETS

CURRENT ASSETS
  Cash $ 99,696
  Receivables from Brokers and Dealers   136,083
  Securities Owned:
    Marketable, at market value   15,070
  Prepaid Expenses   6,945
    Total Current Assets   257,794

FURNITURE AND EQUIPMENT
  Security Deposits   2,315
  Furniture and Equipment, at cost,
  Less Accumulated Depreciation of $64,536   7,438
    Total Furniture and Equipment   9,753

TOTAL ASSETS $ 267,547

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES
  Accounts Payable and Accrued Expenses $ 191,187
  Accrued Taxes   7,909

  TOTAL CURRENT LIABILITIES   199,096

STOCKHOLDERS' EQUITY

  Common Stock, 2,000 shares authorized, 1,303
    issued, 1073 shares outstanding, no par
    value, not stated value   142,804
  Retained Earnings   (51,941)
  Less Common Stock in Treasury, 230 shares at
    cost   (22,412)

  Total Stockholders' Equity   68,451

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY $ 267,547

The accompanying notes are an integral part of these financial statements.

J. ALDEN ASSOCIATES, INC.
(AN S CORPORATION)
STATEMENT OF INCOME AND COMPREHENSIVE INCOME
FOR THE YEAR ENDED DECEMBER 31, 2011

Revenues	
Commissions	$2,115,930
Interest and Dividends	527
Unrealized Gain (Loss) on Marketable Securities	4,619
Other Income	18,745
Total Revenues	2,139,821
Expenses	
Commission Expense	1,669,279
Employee Compensation and Benefits	127,593
Clearance Fees	62,823
Professional Fees	40,166
Travel and Entertainment	26,827
Occupancy Expense	23,028
Communication Expense	20,348
Taxes, Other than Income Taxes	11,325
Equipment Rental	4,434
Other Operating Expenses	90,091
Total Expenses	2,075,914
NET INCOME	$ 63,907

The accompanying notes are an integral part of these financial statements.

J. ALDEN ASSOCIATES, INC.
(AN S CORPORATION)
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2011

Common Stock, no par Value, 2000 Shares Authorized, 1303 Shares Issued	
Shares Outstanding, January 1, 2011	$ 1,073
Shares Outstanding, December 31, 2011	1,073
Balance, at Cost, Beginning and End of Year	$ 142,804
Treasury Stock, Cost	
Shares, January 1, 2011	$ 230
Shares, December 31, 2011	230
Balance, Beginning and End of Year	($ 22,412)
Retained Earnings	
Balance, January 1, 2011	($ 61,132)
Net Income	63,907
Distributions to Shareholders	(54,716)
Balance, December 31, 2011	($ 51,941)
Total Stockholders' Equity	$ 68,451

The accompanying notes are an integral part of these financial statements.

J. ALDEN ASSOCIATES, INC.
(AN S CORPORATION)
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS
OF GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2011

Subordinated Borrowings at January 1, 2011	$	0
Changes in Subordinated Borrowings		0
Subordinated Borrowings at December 31, 2011	$	0

J. ALDEN ASSOCIATES, INC.
(AN S CORPORATION)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2011

Cash Flows From Operating Activities:

Net Income	$ 63,907

Adjustments to Reconcile Net Income
to Net Cash Used by Operating Activities:

Depreciation Expense	4,407
Unrealized Gain on Marketable Securities	(4,619)

(Increase) Decrease In Assets:

Accounts Receivable	(51,796)
Prepaid Expenses	6,051
Other Assets	600

Increase (Decrease) in Liabilities:

Accounts Payable and Accrued Expenses	112,982
Accrued Taxes	(9,955)
TOTAL ADJUSTMENTS	57,760
Net Cash Used By Operating Activities	121,577

Cash Flows From Investing Activities:

Purchase of Fixed Assets	(1,008)
Net Cash Used By Investing Activities	(1,008)

Cash Flows From Investing Activities:

Distributions to Shareholders	(54,716)
Net Cash Used By Investing Activities	(54,716)
Net Increase in Cash	65,853
Cash - January 1, 2011	33,843
Cash - December 31, 2011	$ 99,696

Supplemental Cash Flows Disclosures:

Interest Paid	$ 961

The accompanying notes are an integral part of these financial statements.

J. ALDEN ASSOCIATES, INC.
(AN S CORPORATION)
NOTES TO FINANCIAL STATEMENTS DECEMBER 31, 2011

Note 1

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

J. Alden Associates, Inc. was incorporated on November 3, 1995. The
Company received its license effective June 1, 1996 as a broker and dealer in
securities under the Securities Exchange Act of 1934 with the Financial Industry
Regulatory Authority ("FINRA") and sells investment and insurance products.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted
accounting principles requires management to make estimates and assumptions that
affect the reported amounts of assets and liabilities and disclosure of contingent
assets and liabilities at the date of the financial statements and the reported
amounts of revenues and expenses during the reporting period. Actual results could
differ from those estimates.

ALLOWANCE FOR DOUBTFUL ACCOUNTS

The Company considers accounts receivable to be fully collectible; accordingly, no
allowance for doubtful accounts is required. If amounts become uncollectible, they
will be charged to operations when that determination is made. Bad debt expense
was $-0- for the year ended December 31, 2011.

FURNITURE AND EQUIPMENT

Furniture and equipment are stated at cost. Expenditures for maintenance and
repairs are charged against operations. Renewals and betterments that materially
extend the life of the assets are capitalized.

Depreciation is computed using both straight-line methods, for financial reporting
purposes, over the estimated useful lives of the related assets. The estimated
useful lives of the depreciable assets are as follows:

Furniture	7 Years
Office Equipment	5 Years
Computer Equipment	3 Years

When properties are retired or sold, the asset values and related reserves are
eliminated from the accounts and any resultant gain or loss is included in
earnings.

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid investments with an original maturity of
three (3) months or less as cash.

- 9 -

Note 1, Continued

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

INCOME TAXES

The Company has elected to the treated as a small business corporation pursuant to Section 1372(a) of the "Internal Revenue Code" and the Pennsylvania State Revenue Code. Under those provisions, the Company does not pay federal or state income taxes on its taxable income. Instead, the stockholder is liable for individual federal and state income taxes on his share of the Company's taxable income.

The federal, state and local tax returns of the Company for 2008 through 2011 are subject to examination by the taxing authorities, generally for three years after they were filed.

Note 2

MARKETABLE SECURITIES

The Company classifies marketable securities, which consists of investments in marketable equity securities and a mutual fund, as "trading securities." Under this classification, investments are stated at fair value. The fair value for mutual funds has been determined by the fund.

	Costs	Unrealized Gaines	Unrealized Losses	Market
Equity Securities	$ 12,522	$ 23	$ 0	$ 12,545
Mutual Funds	1,922	603	0	2,525
Total	$ 14,444	$ 626	$ 0	$ 15,070

Note 3

FAIR VALUE MEASUREMENTS

The Company measures on a recurring basis its investments at fair value in accordance with FASB codification "Fair Value Measurements and Disclosures," which provides the framework for measuring fair value. That hierarchy prioritizes the inputs used in determining valuations into three levels. The levels of fair value hierarchy are as follows:

Level 1: Securities traded on an active market. When available, the Company measures fair value using Level 1 inputs because they generally provide the most reliable evidence of fair value. Mutual funds are included here. Shares of mutual funds are valued at the net asset value of shares held by the Company at year-end. Shares of stock are valued at quoted market prices at year-end.

Level 2: Securities not traded on an active market but observable market inputs are readily available. No Level 2 inputs were available to the Company.

NOTE 3: FAIR VALUE MEASURMENTS (continued)

Level 3: Securities not traded on an active market and observable inputs are not readily available. No Level 3 inputs were available to the Company.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2011 and 2010:

Mutual funds: Valued at the net asset value (NAV) of shares held by the Company at year end.

Shares of stock: Valued at quoted market prices of shares held by the Company at year end.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Company's assets at fair value as of December 31, 2011.

Assets at fair value as of December 31, 2011:

	Level 1	Level 2	Level 3	Total
Mutual Funds				
Equity securities	$ 12,522	-	-	$ 12,522
Mutual funds	1,922	-	-	1,922
Total assets, at Fair value	$ 14,444	$ -	$ 0	$ 14,444

Note 4

FURNITURE, EQUIPMENT AND DEPRECIATION

Furniture, equipment and the related accumulated depreciation at December 31,2011 consists of the following:

Furniture	$ 59,480
Computer Equipment	11,948
Office Equipment	546
Total	71,974
Less: Accumulated Depreciation	(64,536)
Total Furniture, Equipment and Depreciation	$ 7,438

Depreciation expense for the year ended December 31, 2011 was $4,407.

J. ALDEN ASSOCIATES, INC.
(AN S CORPORATION)
NOTES TO FINANCIAL STATEMENTS DECEMBER 31, 2011

Note 5

COMMISSIONS RECEIVABLE

Commissions receivable consist of amounts due from insurance and investment sales
due within thirty (30) days.

Note 6

OPERATING LEASE COMMITMENTS

The Company has entered into leasing arrangements for facilities and office
equipment. Rent expense incurred for the year ended December 31, 2011 was $27,462.
As of December 31, 2011, remaining future minimum lease payments are as follows:

December 31, 2012	11,890
December 31, 2013	2,620
December 31, 2014	1,747

Note 7

PENSION PLAN

The Company has established a cash or deferred arrangement simplified employee
pension plan (SEP). The plan covers those employees who have attained the age of
twenty-one years and have provided service to the Company in one of the preceding
five years. Contributions are at the discretion of the board of directors. For
the year ending December 31, 2011, there was no discretionary contribution.

Note 8

NET CAPITAL REQUIREMENTS

The Company is subject to the net capital requirements of the Financial Industry
Regulatory Authority ("FINRA") and the Uniform Net Capital requirements of the
Securities and Exchange Commission (SEC) under Rule 15c3-1 which requires the
maintenance of minimum net capital and requires that the ratio of aggregate
indebtedness to net capital, both as defined, shall not exceed 15 to 1. Pursuant
to "FINRA" Rules, the Company is required to maintain minimum net capital of
either $5,000 or 1/15 (6 2/3%) of aggregate indebtedness, whichever is greater. At
December 31, 2011, the Company had net capital of approximately $39,016 which was
$25,743 in excess of the $13,273 required to be maintained at that date. The
Company's net capital ratio was 5.10 to 1.

The Company has at all times during the past year been in compliance with the
requirements of Rule 15c3-1.

Note 9

SUBSEQUENT EVENTS

Management has evaluated events through February 20, 2012, the date on which the
financial statements were available to be issued.

SUPPLEMENTARY INFORMATION

J. ALDEN ASSOCIATES, INC.
(AN S CORPORATION)
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION ·
DECEMBER 31, 2011

NET CAPITAL
Total Stockholder's Equity Qualified for Net Capital
Add: $ 68,451
   A. Subordinated borrowings allowable in
      computation of net capital   0

Total Capital and Allowable Subordinated Liabilities $ 68,451

Deductions and/or Charges
   A. Non-Allowable Assets
      Receivables - Other $ 171
      Receivables from non-customers   8,347
      Furniture and Equipment   7,438
      Other Assets   9,260
Total Deductions/and or Charges $ 25,216

Net Capital Before Haircuts on Securities Positions   43,236

Haircuts on Securities
   A. Trading Securities $ 2,260
   B. Mutual Fund Money Market   1,959

Total Haircuts on Securities   4,219

Net Capital $ 39,016

AGGREGATE INDEBTEDNESS
   Items included in Statement of Financial
   Condition:
      Accounts Payable, Accrued and Other
        Liabilities $199,096

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT Minimum
Net Capital Required $ 13,273

Ratio: Aggregate Indebtedness to Net Capital   5.10 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

Net Capital, as reported in Company's Part II
   (Unaudited) Focus Report $ 39,016
   Net Audit Adjustments   0

Net Capital per above $ 39,016

The accompanying notes are an integral part of these financial statements.

J. ALDEN ASSOCIATES, INC.
(AN S CORPORATION)
SCHEDULE II
COMPUTATION OF DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2011

The Company is exempt under Rule 15c3-3(k) (1) from preparing the Computation for Determination of Reserve Requirements Pursuant to Rule 15c3.-3.

J. ALDEN ASSOCIATES, INC.
(AN S CORPORATION)
SCHEDULE III
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER
RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2011

1. Customers' fully paid securities and
   excess margin securities not in the
   respondent's possession or control as of
   the report date (for which instructions
   to reduce to possession or control had
   been issued as of the report date but for
   which the required action specified under
   Rule 15C3-3): $ 0

   A. Number of Items $ 0

2. Customers' fully paid securities and
   excess margin securities for which
   instructions to reduce to possession or
   control had not been issued as of the
   report date, excluding items arising from
   "temporary lags, which result from normal
   business operations" as permitted under
   Rule 15c3-3: $ 0

   A. Number of Items $ 0

J. ALDEN ASSOCIATES, INC.
(AN S CORPORATION)
SCHEDULE IV
SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS'
REGULATED COMMODITY FUTURES AND OPTIONS ACCOUNTS
DECEMBER 31, 2011

Not Applicable

David E. Klein
Certified Public Accountant

MEMBER OF THE AMERICAN AND PENNSYLVANIA
INSTITUTES OF CERTIFIED PUBLIC ACCOUNTANTS

3993 Huntingdon Pike, Suite 201
Huntingdon Valley, Pennsylvania 19006-1931
(215) 947-5474
Fax (215) 947-9706
E-mail: DAVIDKLEINCPA@GMAIL.COM

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

February 10, 2012

J. Alden Associates, Inc.
261 Old York Road, Suite 837
Jenkintown, PA 19046

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by J. Alden Associates, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating J. Alden Associates, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7).
J. Alden Associates, Inc.'s management is responsible for J. Alden Associates, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1 . Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in their general ledger, noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011, noting no differences;
3 . Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5 . Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed nothing no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion.

Had we performed additional procedures, other matter might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Respectfully submitted

David E. Klein

David E. Klein
Certified Public Accountant